

SAVE QUANTERIX

April 17, 2025

Fellow Shareholders,

Kent Lake Partners, LP (collectively with its affiliates, "Kent Lake", "we", "us" or "our") beneficially owns approximately 7.7% of the outstanding common stock of Quanterix Corporation ("Quanterix" or the "Company"), making us one of the Company's largest shareholders. Historically, Kent Lake has avoided shareholder activism and has preferred to engage privately with companies. This situation, however, is so egregious that we must speak out. Specifically, we are deeply concerned by the proposed merger (the "Merger") between Quanterix and Akoya Biosciences, Inc. ("Akoya") and strongly urge shareholders to vote "**AGAINST**" this value-destructive transaction. The reasons for rejecting the Merger are clear:

1. The terms of the Merger are deeply unfair and represent a value transfer from Quanterix to Akoya shareholders. Quanterix shares currently trade for a negative enterprise value and Quanterix is issuing shares to acquire Akoya, which has substantial net debt, meaning that under the Merger, Akoya shareholders will receive more than 100% of the proforma enterprise value of the combined company.[1]

2. The Merger materially weakens Quanterix's financial position by reducing net cash per share by nearly 60%[2], introducing substantial and unnecessary financial risk amidst an industry downturn.

3. Quanterix was bidding against itself by the end of Akoya's sale process[3]; Quanterix should have withdrawn from the process for the same reasons cited by other potential acquirers.

4. The Merger is effectively a bailout for Akoya at the expense of Quanterix shareholders, who will be merging with Akoya while it is in violation of debt covenants and has substantial doubt about its ability to continue as a going concern for the next twelve months.[4]

5. The Merger was founded in a fundamentally flawed process, marked by severe conflicts of interest[5], insufficient transparency around key governance decisions, unresolved deal-breaker concerns, unrealistic management projections that are orders of magnitude higher than analyst consensus estimates[6], and synergy targets that we believe will lead to future revenue erosion.

6. Quanterix has vastly superior alternatives as a standalone entity, with a robust balance sheet, significant growth opportunities, and a clear path toward profitability and long-term value creation for shareholders.

Quanterix shareholders deserve better than this value destructive Merger. As such, we respectfully urge fellow shareholders to vote "**AGAINST**" the Merger at the upcoming Special Meeting.

1. Based on Quanterix April 15, 2025, closing share price of $5.36. Uses year-end 2024 Quanterix net cash balance of $289 million, reduced by $20 million in cash outflows related to the Emission acquisition subsequent to year-end. *See also* Company Annual Report on Form 10-K for the fiscal year-end December 31, 2024. Akoya net debt of $46.6 million includes $5.4 million debt exit fee. *See also* Company Amendment No. 3 to Form S-4, dated April 10, 2025, pg. 190. Quanterix and Akoya common shares and restricted stock units outstanding as of March 25, 2025. *See also* Company Amendment No. 3 to Form S-4, dated April 10, 2025, pg. 26.
2. Uses year-end 2024 Quanterix adjusted net cash balance of $269 million, reduced by Quanterix management's projected $48 million 2025 unlevered cash burn, divided by outstanding share count as of March 25, 2025. Combined company net cash per share assumes $175 million total net cash post-merger, reduced by 50% (two quarters) of management's projected combined cash burn net of synergies, divided by total post-merger share count. *See also* Company Form S-4, dated February 13,2025, pp. 170–171.
3. *See* Company Form S-4, dated February 13, 2025, Background of the Merger, pp. 132–145.
4. *See* Akoya Annual Report on Form 10-K for the fiscal year-end December 31, 2024, dated March 17, 2025, pp. 29–30.
5. *See* Company Form S-4, dated February 13, 2025, Background of the Merger, pp. 132–145.
6. Combined QTRX and AKYA S&P Capital IQ consensus estimates as of April 15, 2025. For combined Quanterix Management Projections, *see* Company Form S-4,dated February 13, 2025, pp. 170–171.



The Merger Will Destroy Value For Quanterix Shareholders

Quanterix is an industry leader in ultrasensitive biomarker detection and analysis. Through its proprietary Simoa platform, Quanterix offers high sensitivity into protein biomarkers at concentrations undetectable by traditional methods. The Company possesses significant growth opportunities in the nascent but large Alzheimer's diagnostics market – yet the Merger inexplicably assigns Quanterix a negative enterprise value, while unfairly benefiting Akoya shareholders.

Quanterix currently has a market capitalization of ~$207 million compared to ~$270 million net cash.[7] If the Merger is consummated, Quanterix will be growing its share count via equity issuance by more than 40%, while trading at a negative enterprise value.[8] Issuing shares at a negative enterprise value to buy highly leveraged Akoya results in Quanterix shareholders effectively paying Akoya shareholders to take on Quanterix's significant net cash and valuable business.

 At the proposed exchange ratio of 0.318x and Quanterix's depressed valuation, we are deeply concerned that _more than 100% of the economic value of the Merger is allocated to Akoya shareholders at the direct expense of Quanterix shareholders_.

Exhibit 1: Enterprise Value Disconnect Highlights Flawed Merger Economics											
	QTRX Stock Price	_% From 4/15 Close_	_AKYA Equity Value_	_AKYA Net Debt_	_AKYA Total Enterprise Value_	_QTRX Equity Value_	_QTRX Net Cash (-$20M Emission Pmts.)_	_QTRX Total Enterprise Value_	_AKYA % TEV_	_QTRX % TEV_	_AKYA TEV / FY26 Rev_	_QTRX TEV / FY26 Rev_
Close Price 4/15/2025	**$5.36**		**$95,893**	**(46,604)**	**$142,497**	**$207,909**	**$269,122**	**$(61,213)**	**175%**	**-75%**	**1.4x**	**-0.4x**
At similar multiples	$28.03	422.9%	$470,732		$517,336	$1,087,078		$817,956	39%	61%	**5.0x**	**5.0x**
52W High	$19.18	257.7%	$324,364		$370,968	$743,780		$474,658	44%	56%	**3.6x**	**2.9x**
Unaffected (1/8/25)	$11.73	118.8%	$201,240		$247,844	$454,995		$185,873	57%	43%	**2.4x**	**1.1x**
S-4 Price (2/10/25)	$7.83	46.1%	$136,742		$183,346	$303,718		$34,596	84%	16%	**1.8x**	**0.2x**
52W Low	$4.67	-12.9%	$84,482		$131,086	$181,145		$(87,977)	304%	-204%	**1.3x**	**-0.5x**

Quanterix shareholders have already been harmed by the market's understandable reaction to the Merger. Over the three trading sessions immediately following the January 9, 2025 Merger announcement, Quanterix's share price fell nearly 30%. On April 15, 2025, Quanterix shares closed at $5.36, down 54% from the unaffected price of $11.73.[9] This materially underperformed the S&P 500 Life Sciences Tools & Services Index, which declined only 20% over the same period, signaling that shareholders see value destruction, not creation, in the Merger. Notably, other shareholders have also publicly voiced their opposition to the Merger.

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7.   Based on Quanterix April 15, 2025, closing share price of $5.36. Uses year-end 2024 Quanterix net cash balance of $289 million, reduced by $20 million in cash outflows related to the Emission acquisition subsequent to year-end. See also Company Annual Report on Form 10-K for the fiscal year-end December 31, 2024. Akoya net debt of $46.6 million includes $5.4 million debt exit fee. See also Company Amendment No. 3 to Form S-4, dated April 10, 2025, pg. 190. Quanterix and Akoya common shares and restricted stock units outstanding as of March 25, 2025. See also Company Amendment No. 3 to Form S-4, dated April 10, 2025, pg. 26.

8.   See Company Amendment No. 3 to Form S-4, dated April 10, 2025, pg. 190. Quanterix and Akoya common shares and restricted stock units outstanding as of March 25, 2025.

9.   Based on Quanterix April 15, 2025, closing share price of $5.36 and unaffected price $11.73 as of January 8, 2025.



The Merger Introduces Unnecessary Risk By Cutting Quanterix's Net Cash Per Share ~60%

The Merger would reduce Quanterix's net cash per share by nearly 60%, based on management's own S-4 projections.[10] We are concerned that this unnecessary incremental risk will jeopardize Quanterix's currently strong balance sheet and significantly raises the likelihood of liquidity issues within a few years – a risk clearly acknowledged in the S-4 and exacerbated by Quanterix's already lowered 2025 outlook issued on March 17, 2025.[11]

> " *The Akoya Board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Merger Agreement and the transaction, including...* **_the fact that the Combined Company may face liquidity challenges during the next few years in light of significant contingent liabilities and financial obligations and commitments_**."
>
> Source: Quanterix S-4, pg. 139 (April 10, 2025)

The Merger is predicated on projections that were made prior to, and do not reflect, recent National Institutes of Health ("NIH") funding cuts, which have driven a sector-wide revaluation and prompted additional disclosure of material risk factors in both Quanterix and Akoya's FY24 10-K filings.[12]

Akoya's high cash burn and substantial leverage leave it particularly exposed to a weaker capital-equipment purchasing environment, amplifying concerns about its financial stability. Industry deterioration could significantly undermine management's near-term synergy assumptions, making the combined business even less attractive. Further, we believe any cost synergies may represent as much liability as benefit, given risks to Quanterix shareholders if anticipated savings are delayed or unrealized. Akoya already underwent multiple restructurings in 2024, reducing its workforce by ~35%,[13] and Akoya management explicitly stated on the Q3 2024 conference call that cost cutting contributed to Akoya's revenue miss and guidance reduction.[14] Akoya's revenue trajectory is already challenged (revenue declined 15.5% in 2024), and we believe further cost-cutting efforts aimed at achieving the targeted $40 million in synergies risk exacerbating revenue declines for the combined company.

Quanterix CEO Dr. Masoud Toloue attributed the Company's recent share price declines to industry headwinds and anticipated NIH funding cuts affecting the life sciences sector.[15] We believe that the primary driver for Quanterix's approximately 55% share price decline post-announcement is shareholder opposition to the Merger; however, even if Dr. Toloue's assertion is correct, and NIH concerns have led to a sector-wide revaluation, this only reinforces the case for rejecting a Merger that slashes net cash during a time of industry turmoil.

10. Uses year-end 2024 Quanterix adjusted net cash balance of $269 million, reduced by Quanterix management's projected $48 million 2025 unlevered cash burn, divided by outstanding share count as of March 25, 2025. Combined company net cash per share assumes $175 million total net cash post-merger, reduced by 50% (two quarters) of management's projected combined cash burn net of synergies, divided by total post-merger share count. See also Company Form S-4, dated February 13, 2025, pp. 170–171.
11. See Company Amendment No. 3 to Form S-4, dated April 10, 2025, pg. 154.
12. See Company Annual Report on Form 10-K for the fiscal year-end December 31, 2024, dated March 17, 2025, pg. 33.
13. "In aggregate, we implemented a workforce reduction of approximately 35% compared to end of year 2023..." Akoya CEO Brian McKelligon, Q2 2024 Earnings Call, August 5, 2024.
14. "As you look at the instrument expectation shortfall...you're probably talking about maybe 15%, 20% of the contribution was from some of that reorganization" Akoya CEO Brian McKelligon, Q3 2024 Earnings Call, November 14, 2024.
15. See Company management commentary on the fiscal 2024 earnings call, March 17, 2025.



> *Clearly, we're in an NIH-pressured environment, and I think a majority of the pressure you see on Quanterix or other companies is exactly hey, tools are indexed to academia, and there tends to be — or it looks like some paralysis in the market on spending in academia cost optimization."*
>
> Source: Quanterix CEO Masoud Toloue, 2024 Earnings Call (March 17, 2025)

In this difficult, "NIH- pressured environment," the path to maximizing value for Quanterix's shareholders necessitates avoiding high risk transformational Mergers that reduce the Company's net cash per share by nearly 60% and focusing on the standalone path to profitable growth.

Quanterix Should Have Withdrawn from the Process Alongside Other Bidders

Quanterix was the last remaining bidder for Akoya after all other serious bidders withdrew without submitting final offers, leaving Quanterix to effectively bid against itself by the end of Akoya's strategic alternatives process.[16] Potential bidders believed Akoya's Companion Diagnostics (CDx) strategy and R&D pipeline would require substantial "time, cost, and effort" to effectively scale.[17] Notably, multiple bidders cited concerns about Akoya's uncertain financial stability, substantial capital requirements, and the potential for severe shareholder dilution.

> *"**Party C** advised representatives of PWP that it would no longer be participating in the process due to the <u>extent of Akoya's projected financial losses and cash burn and the dilutive impact that would represent for Party C</u>. Party C further informed representatives of PWP that Party C had evaluated several strategies to mitigate the dilutive impact of a transaction but was unable to become comfortable with acquiring Akoya at that time."*

> *"**Party E** indicated that…<u>The scale remained small, profitability was uncertain</u> and Party E believed <u>Akoya's financial plan presented significant risks and uncertainties</u>."*

> *"**Party B** informed representatives of PWP that it would no longer be participating in the process due to (i) their view that <u>Akoya's Companion Diagnostics strategy would take longer to develop and require more investment</u>, (ii) their perspective on the timing for an overall recovery in the Spatial Biology Instrumentation market in which Akoya operates and (iii) <u>the amount of balance sheet cash that would need to be allocated to repayment of Akoya debt under a potential transaction</u>."*

> *"**Party L** indicated that, after detailed diligence, <u>Party L's conviction around the depth of Akoya's research and development pipeline as well as the time, cost and effort associated with Akoya's Companion Diagnostics strategy and cultural compatibility between the companies had weakened</u>."*
>
> Source: Quanterix S-4 (February 13, 2025)

16. See Company Form S-4, dated February 13, 2025, Background of the Merger, pp. 132–145.
17. See Company Form S-4, dated February 13, 2025, Background of the Merger, pp. 132–145.



Akoya's projected financial losses, cash burn, and the dilutive impact that would have on Quanterix shareholders remain outstanding issues that could leave Quanterix shareholders materially exposed to financial losses.

As disclosed in the S-4, Akoya's advisor Perella Weinberg Partners ("PWP") recommended that Akoya would need to raise $75 million of common equity at a 20% discount to the current market price to fund itself in a standalone scenario. At $1.19 per share as of April 15, 2025, this would require issuing ~80 million shares, more than doubling Akoya's outstanding share count.[18]

The Merger Is a Bailout for Akoya Shareholders

A particularly egregious element of the Merger is that Akoya is currently experiencing financial distress as evidenced by its March 31, 2025, expected covenant violation and the "substantial doubt" about its ability to continue as "a going concern for the next twelve months" disclosed in Akoya's 2024 Form 10-K.[19] Yet shockingly, the terms of the Merger award Akoya with a premium valuation and multiple of revenue compared to Quanterix despite Akoya's precarious financial situation. The fact that Akoya is in violation of its debt covenant and needs Bridge Financing raises significant red flags about the Merger and speak to Akoya's excess debt load and negative cash flows.

We find the Quanterix Transaction Committee's authorization of a $30 million Bridge Financing Commitment to Akoya – without shareholder approval – and on preferential, significantly mispriced terms, particularly appalling. The financing was originally proposed by Akoya as a "backstop" in case Quanterix shareholders rejected the deal,[20] and leaves Quanterix with a distressed, subordinated convertible note even if the transaction is rejected by shareholders.

An arm's-length debt issuance to a borrower facing similar distress would require a substantially lower strike price for the convert, and likely higher interest rates given the subordination to MidCap Trust.[21]

While it's clear how Akoya shareholders benefit from the Bridge Financing, the Quanterix Board has offered no explanation for why approving the subordinated note – designed to protect Akoya in the event Quanterix shareholders vote against the Merger – is in any way beneficial to Quanterix.

Quanterix Management's S-4 Projections Are Flawed

We believe Quanterix's management relied upon aggressive and unrealistic projections to justify the Merger. Projections outlined in the S-4 call for more than a five-fold increase in combined company revenue within five years.[22]

Management S-4 projections used to justify the deal are also orders of magnitude higher than current analyst consensus estimates; in 2030 Management projects combined revenues of $1.392 billion which is nearly 3x higher than S&P Capital IQ analyst consensus of $476 million.[23]

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18. See Company Form S-4, dated February 13, 2025, Opinion of Akoya's Financial Advisor, pg. 165.
19. See Akoya Annual Report on Form 10-K for the fiscal year-end December 31, 2024, dated March 17, 2025, pp. 29–30.
20. See Company Form S-4, dated February 13, 2025, Background of the Merger, pg 140.
21. See Company Form S-4, dated February 13, 2025, pg 26.
22. See Company Form S-4 dated February 13, 2025, Summary of the Quanterix Management Standalone Projections pp. 170 – 171.
23. Combined QTRX and AKYA S&P Capital IQ consensus estimates as of April 15, 2025. For combined Quanterix Management Projections, see Company Form S-4, dated February 13, 2025, pp. 170–171.



Concerningly, Quanterix is already falling short of their own S-4 projections. On March 17, 2025, Quanterix management guided 2025 revenue to be 8% below the S-4 projections.[24] Notably, Akoya declined to provide 2025 guidance — we believe that if they did, it would be materially below the projections outlined in the S-4 due to the NIH cuts made after the creation of the projections. Quanterix has already lowered guidance to low single digit growth in 2025,[25] and on a combined company proforma basis we believe that 2025 will be at best a flat year, a far cry from the growth rate needed to attain management's projected greater than five-fold increase in revenue within five years.

Quanterix Has Not Been Forthcoming About Board Conflicts

Despite failing to secure majority shareholder support at the 2024 Annual Meeting, director Dr. Martin Madaus retained key Board roles and participated extensively in Merger negotiations, raising serious governance concerns.[26] His recently announced resignation and replacement as Chairman is a reactive, belated response to our public pressure — and the delay demonstrates the Board's lack of regard for the expressed will of shareholders.

Further, Dr. Ivana Magovčević-Liebisch was appointed to the Board on the same day Merger discussions with Akoya resumed (October 2, 2024)[27, 28] and immediately became involved in the transaction process. She concurrently serves on the board of directors of Acrivon Therapeutics (ACRV), whose flagship OncoSignature diagnostic test depends heavily on Akoya's technology.[29] Acrivon has a vested financial interest in Akoya's solvency and the completion of the Merger, given its critical reliance on Akoya for development and commercialization of OncoSignature – raising serious questions about Dr. Magovčević-Liebisch's impartiality and fiduciary responsibility during Merger deliberations.

We also find it highly concerning — and hardly coincidental — that on the same day Dr. Magovčević-Liebisch and the Transaction Committee resolved to acquire Akoya, Acrivon amended its commercialization agreement to provide Akoya a special $3 million milestone payment,[30] accounting for 14% of Akoya's Q4'24 revenue and stabilizing Akoya's financials during critical Merger negotiations.

We question how Dr. Magovčević-Liebisch's material conflicts of interest were overlooked by the Nominating and Governance Committee, reflecting a serious lapse in governance, competence, and judgment.

Quanterix Offers Shareholders Better Potential for Long-Term Value Creation Without Akoya

Quanterix possesses significant strategic and financial advantages as an independent entity. With approximately $270 million in net cash as of year-end 2024, and a robust pipeline anchored in the groundbreaking Simoa platform, the Company has an ample runway to strategically invest in product development and commercial expansion.

24.   See Company Amendment No. 3 to Form S-4, dated April 10, 2025, pg. 154.
25.   See Company Amendment No. 3 to Form S-4, dated April 10, 2025, pg. 154.
26.   See Company Current Report on Form 8-K, dated June 7, 2024.
27.   See Company Press Release, dated October 2, 2024, Quanterix Welcomes Ivana Magovčević-Liebisch, Ph.D., J.D. to Board of Directors.
28.   See Company Form S-4, dated February 13, 2025, Background of the Merger, pg. 135.
29.   "We do not have experience or capabilities in developing or commercializing diagnostics and plan to rely in large part on our collaboration partner Akoya to perform these functions." See Acrivon Annual Report on Form 10-K for the fiscal year-end December 31, 2024, dated March 27, 2025, Risks Related to the Design and Development of Our Drug Candidates, pg. 72
30.   See Akoya Annual Report on Form 10-K for the year-end December 31, 2024, pg. 105, March 17, 2025.



Prior to the Merger announcement, Quanterix management repeatedly emphasized the strength of its standalone business, as evidenced by six consecutive quarters of double-digit revenue growth and a clear path to cash flow breakeven.[31]

It is our view that as a standalone entity, Quanterix is ideally positioned to capture meaningful market share in the rapidly developing, multi-billion-dollar Alzheimer's diagnostics market. Conversely, diverting time and resources toward the integration and turnaround of a financially distressed and operationally challenged Akoya would significantly dilute management's attention and strategic effectiveness.

Given the currently difficult business environment for life science tools companies, **now is the time to be protective of cash, not to reduce cash per share by nearly 60% to complete a high-risk Merger** with a struggling peer at a valuation premium.

<u>Quanterix shareholders deserve better than this value-destructive Merger</u>. As such, we respectfully urge shareholders to vote "**<u>AGAINST</u>**" the Merger to preserve the Company's clear and compelling path toward long-term value creation.

Sincerely,

Ben Natter
Managing Member
Kent Lake PR LLC
415.237.0007
ben@kentlake.com



If you have any questions, require assistance in voting your **<u>GOLD</u>** proxy card, or need additional copies of Kent Lake's proxy materials, please contact:

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Email: info@saratogaproxy.com

For more information, shareholders are encouraged to visit: www.SaveQTRX.com

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31.   See Company Management Commentary for the third-quarter fiscal 2024 earnings call, dated November 12, 2024.